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                                               Filed Pursuant to Rule 424(b)(2)
                                           Registration Statement No. 333-64482

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 19, 2001)





                                4,000,000 SHARES

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                                  COMMON STOCK



                        --------------------------------

VIROPHARMA IS OFFERING 4,000,000 SHARES OF ITS COMMON STOCK.

                        --------------------------------

THE COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "VPHM." ON NOVEMBER 14, 2001, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $23.74 PER SHARE.

                        --------------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.

                        --------------------------------

The underwriter has agreed to purchase the shares of common stock from ViroPharma at a price of $20.70 per share, which will result in $82,800,000 of proceeds to ViroPharma before deducting offering expenses.

The underwriter may offer the common stock in transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

                        --------------------------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on November 19, 2001.
                        --------------------------------


                                 MORGAN STANLEY



November 14, 2001



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                                TABLE OF CONTENTS




            Prospectus Supplement                 Page

About This Prospectus Supplement..........         S-3
Use of Proceeds...........................         S-3
Dilution..................................         S-4
The Underwriter...........................         S-5
Validity of Common Stock..................         S-6



                                                     Page

                   Prospectus
Who We Are.......................................     2
Risk Factors.....................................     3
Special Note Regarding Forward-Looking Statements     15
About This Prospectus............................     16
Ratio of Earnings to Fixed Charges...............     16
Use of Proceeds..................................     17
The Securities We May Offer......................     17
Description of Common Stock and Preferred Stock..     18
Description of Warrants..........................     23
Description of Debt Securities...................     25
Legal Ownership of Securities....................     33
Selling Stockholders.............................     37
Plan of Distribution.............................     38
Legal Matters....................................     42
Experts..........................................     42
Where You Can Find More Information..............     42






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                        ABOUT THIS PROSPECTUS SUPPLEMENT

         You should read this prospectus supplement along with the accompanying prospectus carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the common stock offered hereby, and the prospectus contains information about our securities generally. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided in this prospectus supplement, contained in the accompanying prospectus or incorporated by reference in the accompanying prospectus. We have not authorized anyone to provide you with different information.

         We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of the prospectus supplement or the sale of any common stock.



                                 USE OF PROCEEDS

         We estimate that the proceeds we will receive from this common stock offering will be approximately $82.8 million before deducting estimated offering expenses.

         The net proceeds will be added to our general funds and used for general corporate purposes, which may include, but are not limited to:

         o the anticipated commercialization of our lead product candidate, Picovir(TM), including pre-marketing activities, manufacturing of inventory for initial product launch, hiring a sales force and expanding it over time to maximize our return in our co-promotion partnership with Aventis Pharmaceuticals, Inc., the North American pharmaceutical subsidiary of Aventis, S.A., and building the requisite infrastructure;

         o the conduct of clinical trials for Picovir(TM)and advancing our hepatitis C and RSV disease programs;

         o  capital expenditures;

         o  debt service;

         o  potential acquisitions; and

         o  general working capital.

         The amounts and timing of our actual expenditures for each purpose may vary significantly depending upon numerous factors, including the status of our product development efforts, regulatory approvals, competition, marketing and sales activities and the market acceptance of any products introduced by us. Pending such uses, we intend to invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.







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                                    DILUTION

         Purchasers of the common stock offered by this prospectus supplement and the accompanying prospectus will experience an immediate dilution in the net tangible book value of their common stock from the purchase price. The net tangible book value of our common stock as of September 30, 2001 was ($20,605,566) or ($1.10) per share. Net tangible book value per share of our common stock is equal to our net tangible assets (tangible assets less total liabilities) divided by the number of shares of common stock issued and outstanding as of September 30, 2001.

         Dilution per share represents the difference between the purchase price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to this offering. After reflecting the assumed sale of 4,000,000 shares of common stock offered by us hereby, less estimated offering expenses, our pro forma net tangible book value per share of our common stock as of September 30, 2001 would have been $62,094,434 million or $2.74 per share. The change represents an immediate increase in net tangible book value per share of our common stock of $3.84 per share to existing stockholders and an immediate dilution of $17.96 per share to new investors purchasing the shares of common stock in this offering assuming a purchase price of $20.70 per share. The following table illustrates this per share dilution:

Purchase price per share.......................................           $20.70
    Net tangible book value per share as of September 30, 2001. ($1.10)
    Increase per share attributable to new investors...........  $3.84
                                                                ------
Adjusted net tangible book vale per share as of
 September 30, 2001............................................             2.74
                                                                          ------

Dilution per share to new investors............................           $17.96
                                                                          ======


         The table above assumes no further exercise of outstanding stock options or warrants or conversion of outstanding convertible subordinated notes.




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                                 THE UNDERWRITER

         Under the terms and subject to the conditions contained in an underwriting agreement dated November 14, 2001, Morgan Stanley & Co. Incorporated has agreed to purchase, and ViroPharma has agreed to sell to Morgan Stanley & Co. Incorporated as underwriter, 4,000,000 shares of its common stock.

         The underwriter is offering the shares of common stock subject to its acceptance of the shares from ViroPharma and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the shares of common stock offered by this prospectus supplement is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken.

         The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise, at prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered by this prospectus supplement, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principals.

         ViroPharma's common stock is quoted on the Nasdaq National Market under the symbol "VPHM."

         ViroPharma has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not, during the period ending 90 days after the date of this prospectus supplement:

         o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

         o enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

         The restrictions described in the previous paragraph do not apply to:

         o  the sale of shares to the underwriter;

         o the issuance by ViroPharma of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriter has been advised in writing;

         o the issuance by ViroPharma of additional options and shares under its existing stock option and restricted share plan or any future equity compensation plans, provided that such options





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            are not exercisable during such 90-day period and such shares do not vest during such 90-day period;

         o the issuance by ViroPharma of additional shares under its existing employee stock purchase plan; or

         o the issuance by ViroPharma of common stock under the stock purchase agreement between ViroPharma and American Home Products Corporation dated December 9, 1999.

         In order to facilitate the offering of the common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales would involve the sale by the underwriter of a greater number of shares than it is purchasing in this offering. The underwriter must close out any short position by purchasing shares in the open market. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to completion of the offering. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

         ViroPharma estimates that the total expenses of this offering, excluding any underwriting discounts and commissions, will be approximately $100,000.

         ViroPharma and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.






                            VALIDITY OF COMMON STOCK

         The validity of the shares of common stock we are offering will be passed upon for us by Pepper Hamilton LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriter by Ropes & Gray, Boston, Massachusetts.



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